November 12, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington D.C. 20549
Attention:     Jenifer Gallagher
Karl Hiller
Re:    Altus Power, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
File No. 001-39798
Dear Ms. Gallagher and Mr. Hiller:
Altus Power, Inc. (the “Company”) is in receipt of the additional comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) as set forth in its letter, dated October 30, 2024, with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023 (the “Original Form 10-K”). I am responding to the Staff’s additional comments on behalf of the Company as set forth below.
For the Staff’s convenience, the text of the Staff’s comments are set forth below in italics, followed by the Company’s responses. All terms used but not defined herein have the meanings assigned to such terms in the Original Form 10-K. Page references in the text of our responses correspond to page numbers in the Original Form 10-K. Following confirmation from the Staff as to our proposed revised disclosures below, we will file with the SEC a Form 10-K/A, amending our disclosures as referred to in Item 1 in the Original Form 10-K.
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Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 39
1.We understand from your response to prior comment two that you prefer not to disclose capacity factors in your discussion and analysis because such measures are affected by seasonality, geography and differences in the underlying technology, and that you would rather focus on power generated and weighted average installed capacity in your discussion of performance.

However, your discussion and analysis should address material variations in revenues that are attributable to such factors, as many include the geographic and technological differences that determine expectations for the reasonably possible range of output, and differences in the prevailing weather, to the extent there are meaningful correlations with the amounts of power generated each period.

You must address the extent of utilization of the facilities in your discussion of properties on pages 29 and 30 to comply with Instruction 1 to Item 102 of Regulation S-K. Given the nature of the facilities, we believe that disclosure of capacity factors for each region and in total would be responsive to this requirement.

Please identify and address any material differences in the capacity factors based on geographic or technological factors in the accompanying disclosure.
Response:
We appreciate the Staff’s comments on this disclosure. After considering the Staff’s comments, we propose revising of the disclosures related to our solar generating facilities below the chart on page 30 of our Original Form 10-K with the addition of the following:
“Capacity Factor” means the amount of electricity that a generating unit produces over a period of time divided by the amount of electricity it could have produced if it had run at full power over that same time period (e.g in the case of solar energy, if the sun was shining brightly 24 hours a day, seven days a week). In 2023, the capacity factor of our solar generation facilities ranged from 8.3% to 22.7% across each of the states in which we operate, and the weighted average capacity factor of 13.2% across our entire portfolio. The size of our portfolio is approximately 1 gigawatt (“GW”) with the average size of solar facilities of 2 megawatts (“MW”), and these facilities are located across 25 different states in our portfolio. Given this, we do not view the Capacity Factor of any one of our solar generation facilities, or the changes in that Capacity Factor due to weather, seasonality or other factors, to be material to our operating revenues.
After considering the Staff’s comments, we propose revising of the disclosures related to Operating revenues, net on page 39 of our Original Form 10-K with disclosures immediately below:
Operating revenues, net
Operating revenues, net increased by $54.0 million, or 53%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, which is a result of the following:
-An increase in power sales of approximately $41.1 million, driven by a 71% increase in power generation from 455,630 MWh for the year ended December 31, 2022 to 780,943 MWh for the year ended December 31, 2023. The increase in power generated was driven by a 426 MW increase in capacity primarily as a result of the DESRI Acquisition in November 2022 and True Green II Acquisition in February 2023. The overall increase in power generation was partially offset by the decrease of capacity factor by 3.8% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease in capacity factor was primarily due to unfavorable weather conditions in Massachusetts and scheduled repairs at several solar facilities in California.
-An increase in solar renewable energy credits (“SRECs”) revenue of $5.0 million is primarily explained by the increase in the number of SRECs sold from solar facilities acquired as a result of the True Green II Acquisition in February 2023.
-An increase in performance based incentives of $4.7 million is due to the New York State Energy Research & Development Authority performance based incentives received for the development of solar facilities in the State of New York. Solar facilities qualifying for the performance based incentives were acquired through the True Green II Acquisition in February 2023.
-Revenue recognized on contract liabilities in the amount of $3.4 million is related to long-term agreements to sell SRECs that are prepaid by customers before SRECs are delivered. Such contracts were assumed by the Company with the associated contract liability as a result of the DESRI acquisition in November 2022. No SRECs were delivered to customers under such contracts for the year ended December 31, 2022.
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If you have any questions concerning the Amended Form 10-K or require any additional information, please do not hesitate to contact Sophia Lee by telephone at (203) 698-0090 or via e-mail at sophia.lee@altuspower.com.
Very truly yours,
/s/ Sophia Lee
Sophia Lee
Chief Legal Officer and Chief Sustainability Officer, Altus Power, Inc.
cc:     Gregg J. Felton, Chief Executive Officer and Director, Altus Power, Inc.
Dustin L. Weber, Chief Financial Officer, Altus Power, Inc.
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